UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 13)*

Under the Securities Exchange Act of 1934

DGSE Companies, Inc.
(Name of Issuer)

Common Stock $0.01 par value
(Title of Class of Securities)

23323G106
(CUSIP Number)

Dr. L.S. Smith
519 I 30, Suite 243
Rockwall, Texas
Telephone No.: (972) 772-3091
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note:  Schedules filed in paper formal shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 23323G106	Page of Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Dr. L.S. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) [×]* (b) [×]*
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,384,665 shares of Common Stock (including 845,634 shares underlying exercisable options)*
	8	SHARED VOTING POWER 3,390,727 shares of Common Stock (including 854,317 shares underlying exercisable warrants)*
	9	SOLE DISPOSITIVE POWER 2,671,383 shares of Common Stock (including 845,634 shares underlying exercisable options)*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,671,383 shares of Common Stock (including 845,634 shares underlying exercisable options)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES[×]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.0%
14	TYPE OF REPORTING PERSON IN

*
Pursuant to the corporate governance agreement described herein, the reporting person may be considered a member of a “group” with Stanford International Bank Ltd. (“SIBL”) for purposes of this Schedule 13D. Pursuant to the proxies described herein, the reporting person may be considered a member of a “group” with the persons granting those proxies (the “Grantors”) for purposes of this Schedule 13D. The reporting person expressly disclaims beneficial ownership of the 3,390,727 shares of common stock of the issuer held by SIBL or the 713,282 shares of common stock of the issuer held by the Grantors, and expressly disclaims membership in any group with any Grantor.

EXPLANATORY NOTE

The reporting person is filing this Amendment No. 13 to Schedule 13D to report his entry into a corporate governance agreement. As a result of entry into that agreement, the reporting person may be deemed to have acquired beneficial ownership of the shares of Common Stock held by Stanford International Bank Ltd. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended, the reporting persons expressly disclaims beneficial ownership of such shares, and this statement should not be construed as an admission that the reporting person is the beneficial owner of such shares.

Item 1. Security and Issuer

This statement relates to the Common Stock, $.01 par value per share, of DGSE Companies, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2817 Forest Lane, Dallas, Texas 75234.

Item 2. Identity and Background

(a)-(c) This statement is being filed by Dr. L.S. Smith. The business address of Dr. Smith is 519 Interstate 30, Suite 243, Rockwall, Texas 75087. Dr. Smith is the Chairman of the Board and Chief Executive Officer of DGSE Companies, Inc., whose principle business address is 2717 Forest Lane, Dallas, Texas 75234.

(d)-(e) During the last five (5) years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Dr. Smith is a citizen of the United States of America

Item 3. Source and Amount of Funds or Other Consideration

On May 30, 2007, the Issuer acquired all of the outstanding shares of Superior Galleries, Inc., a Delaware corporation (“Superior”), pursuant to the terms of an Amended and Restated Agreement and Plan of Merger and Reorganization, dated as of January 6, 2007 (the “Merger Agreement”), by and among the Issuer, DGSE Merger Corp., a Delaware corporation (“Merger Sub”), Superior, and Stanford International Bank Ltd. (“SIBL”), as stockholder agent. The reporting person agreed to enter into a support agreement, pursuant to which the reporting person agreed to vote all of his shares of the Issuer’s common stock in support of the acquisition of Superior, provided that the Issuer and SIBL would enter into the corporate governance agreement described in Item 6 below.

By virtue of the execution of the corporate governance agreement, SIBL and the reporting person may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. The reporting person expressly disclaims beneficial ownership of any shares held by SIBL.

Item 4. Purpose of Transaction

Prior to the acquisition of Superior, the reporting person beneficially owned a majority of the outstanding shares of common stock of the Issuer and SIBL owned a majority of the outstanding shares of common stock of Superior. Upon the consummation of the acquisition, SIBL became the Issuer’s largest stockholder. The reporting person’s purpose in entering into the corporate governance agreement was to maintain continuity on the board of the Issuer after the acquisition of Superior. To the reporting person’s knowledge, SIBL’s purpose in entering into the corporate governance agreement was to induce the reporting person into supporting the Issuer’s acquisition of Superior.

Item 5. Interest in Securities of the Issuer

(a)  As of the date of this report, the reporting person beneficially owns 3,384,665 shares (including 845,634 shares underlying exercisable options) of the Issuer’s common stock, which in the aggregate, represents 35.8% of the outstanding shares of the Issuer’s common stock (for purposes of calculating the percentage, the 845,634 shares subject to the reporting person’s exercisable options were assumed to be outstanding). The reporting person disclaims beneficial ownership of 713,282 of those shares which the reporting person has the power to vote pursuant to irrevocable proxies granted by the owners thereof to the reporting person, and this report should not be deemed to be an admission that the reporting person is the beneficial owner of such shares of common stock. The reporting person further disclaims membership in any group with the persons granting him irrevocable proxies with respect to those 713,282 shares of common stock.

By virtue of the corporate governance agreement described in Item 6 below, the reporting person may be deemed to have become a member of a group for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934. For purposes of disclosing the number of shares beneficially owned by the reporting person, the reporting person may also be deemed a beneficial owner, with shared voting power, of an additional 3,390,727 shares (including 854,317 shares underlying exercisable warrants) of the Issuer’s common stock owned beneficially and directly by Stanford International Bank Ltd (“SIBL”). The reporting person disclaims beneficial ownership of all such securities, and this report should not be deemed to be an admission that the reporting person is the beneficial owner of such shares of common stock. Stanford International Bank Ltd. reports separately on Schedule 13D.

The foregoing calculations of percentage ownership are based on 8,616,003 shares of common stock outstanding, as reported on the Issuer’s registration statement on Form S-3 filed May 31, 2007.

(b)  The reporting person has sole voting and dispositive power with respect to 2,671,383 shares of the Issuer’s common stock (including 845,634 shares underlying exercisable options), sole voting power and no dispositive power with respect to 713,282 shares subject to proxies granted to him, and shared voting power and no dispositive power with respect to 3,390,727 shares (including 854,317 shares underlying exercisable warrants) of the Issuer’s common stock held by SIBL. Stanford International Bank Ltd. is domiciled in Antigua and provides international private banking services to high-net-worth individuals around the globe. The business address of SIBL is No. 11 Pavilion Drive, St. John’s, Antigua, West Indies. To the knowledge of the reporting person, during the last five (5) years, SIBL has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

The reporting person disclaims beneficial ownership of the 713,282 shares subject to proxies granted to him and of the 3,390,727 shares held by SIBL.

(c)  The reporting person knows of no transactions in shares of common stock by SIBL during the past 60 days other than the consummation of the transactions contemplated by the Merger Agreement (including the Issuer’s issuance of shares of common stock and warrants to acquire shares of common stock to SIBL).

(d)  The reporting person confirms that, except as described herein, he is not aware of any other person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of common stock of the Issuer beneficially owned by him.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the Issuer’s acquisition of Superior, the reporting person, SIBL and the Issuer entered into a corporate governance agreement. Pursuant to this agreement, for so long as SIBL and its affiliates beneficially own at least 15% of the outstanding shares of Common Stock, SIBL will have the right to nominate two “independent directors” (as defined in the corporate governance agreement) to the Issuer’s board and for so long as the reporting person and his affiliates and immediate family beneficially own at least 10% of the outstanding shares of Common Stock, the reporting person will have the right to nominate two “independent directors’ to the Issuer’s board. In addition, for so long as the reporting person is the Issuer’s executive officer, he will have the right to be nominated to the Issuer’s board and for so long as William H. Oyster is an executive officer of the Issuer, he will have the right to be nominated to the Issuer’s board. In addition, SIBL has agreed that so long as it or any of its affiliates beneficially owns any shares of common stock of the Issuer, it will vote and cause its affiliates to vote all those shares in favor of the reporting person, as long as he is an executive officer of the Issuer and nominated to be elected as a director, and Mr. Oyster, as long as he is an executive officer of the Issuer and nominated to be elected as a director, being elected as directors of the Issuer.

A copy of the corporate governance agreement is attached hereto as Exhibit 3.1, and is incorporated herein by reference. The foregoing description of the corporate governance agreement is qualified in its entirety by reference to the full text of the agreement.

In addition to the corporate governance agreement described above, on August 26, 2004, seven individual holders of common stock of the Issuer granted the reporting person an irrevocable proxy relating to 493,282 shares for a period of three years, and on January 25, 2007, two individual holders of common stock of the Issuer granted the reporting person an irrevocable proxy relating to 220,000 shares for a period of one year. These proxies grant the reporting person the right for the term of these proxies to vote or otherwise represent the shares subject to the respective proxies on any matter that may legally come before any meeting of shareholders of the Issuer or through any consent of the shareholders.

Copies of the proxies are attached hereto as Exhibits 3.2 and 3.3, and are incorporated herein by reference. The foregoing description of the proxies is qualified in its entirety by reference to the full text of the proxies.

There are no other contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer to which the reporting person is a party or is subject.

Item 7. Materials to Be Filed as Exhibits

3.1 Corporate Governance Agreement, dated as of May 30, 2007, by and between Dr. L.S. Smith and SIBL (incorporated by reference to Exhibit 2.8 to the Form 8-K filed by DGSE Companies, Inc. on January 9, 2007).

3.2 Irrevocable Proxies, dated August 26, 2004 (incorporated by reference to Exhibits 3.0, 4.0, 5.0, 6.0, 7.0, 8.0 and 9.0 to the Schedule 13D/A filed by the reporting person on September 16, 2004)

3.3 Irrevocable Proxies, dated January 25, 2007 (incorporated by reference to Exhibits 1 and 2 to the Schedule 13D/A filed by the reporting person on January 25, 2007)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2007	/s/ Dr. L.S. Smith
Dr. L.S. Smith